   UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 3
TO
FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
BUSINESS ISSUERS
UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 000-52193

USTELEMATICS, INC.
(Name of Small Business Issuer in its charter)

Delaware	20-3600207
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

335 Richert Drive
Wood Dale, IL 60191
(Address of principal executive offices)

Issuer's telephone number : 630-595-0049

Copies to:
Marc J. Ross, Esq.
Louis A. Brilleman, Esq.
Sichenzia Ross Friedman Ference LLP
1065 Avenue of the Americas, 21st Floor
New York, New York 10018
Tel: (212) 930-9700
Fax: (212) 930-9725

Securities to be registered under Section 12(b) of the Exchange Act: None

Securities to be registered under Section 12(g) of the Act:

Name of Exchange on which to be so
Title of each class	registered each class is to be registered
Common Stock, $.001 par value	N/A

ITEM 1. DESCRIPTION OF BUSINESS

History

We were incorporated in October 2005 in the State of Delaware under the name Mobilier, Inc. for the purpose of engaging in the research, development, manufacturing and marketing of proprietary broadband telecommunications and electronic entertainment products for use in moving vehicles. Our initial principal hardware product is Voyager ™ , a patent-pending mobile antenna, capable of receiving DirecTV and Dish Network satellite TV broadcasts in moving vehicles. We are a development stage company and, to date, we have not shipped any products or generated any revenues.

From inception, the Company has been developing its technology and products, mostly through the efforts of some of its technical staff members who have been working for the Company without pay. From October 2005 through April 2006, the Company’s activities were limited as a result of a lack of funding. As a result, the Company spent a lot of time to secure funds. Since the Company completed a bridge financing in April 2006, raising approximately $1,500,000, it has been able to expand the development of its technology and products. This bridge funding, although insufficient to execute the Company’s business plan, enabled an initial phase of business development activities, including preparation of audited financial statements and other legal and accounting matters required to becoming a reporting company under the Securities Act of 1934. Additionally following the completion of the bridge financing, the Company has worked on 1) securing Asian and domestic sources for supply of parts and components for its satellite antenna products; 2) securing supply of a range of video monitors and other accessories required for installation of the Company’s satellite products; 3) initial build-out of the Company’s headquarters facilities; and 4) seeking agreements to resell electronic services in association with its hardware products. Agreements have been reached for the resale of certain services provided by Verizon, Sprint and Dish Network, as described below. During this period, the Company also developed the proprietary voice synthesis user interface software for its automotive PC products.

About Our Name

In June 2006 we changed the name of our company to “USTelematics, Inc.” According to Webopedia 1 , “telematics” refers to the broad industry related to using computers in concert with telecommunications systems. This includes connection to the Internet as well as all types of networks that rely on a telecommunications system to transport data. The term has evolved to refer to systems used in automobiles that combine wireless communication with GPS tracking. The term is further evolving to include a wide range of telecommunication functions that originate or end inside automobiles.

Business Strategy

Our mission is to capitalize upon the market for information and entertainment technology products and services in moving vehicles. We plan to initially accomplish this through development, marketing and sales of our proprietary Voyager Mobile Direct Broadcast Satellite TV antenna system. We plan to develop a continually broadening assortment of telecommunications hardware products, designed to facilitate and/or enhance vehicular mobile electronic telecommunication services (hereinafter “e-services”). We may also “private label” products developed by others. We plan to enhance profitability and leverage upon invested capital, by entering into fee-sharing arrangements with e-service providers.

Certain e-services are made possible or enhanced by our current and planned hardware products. For example, Voyager enables the user to replicate and deliver home satellite TV subscription content into the personal vehicles of consumers with a smaller device and at a lower cost than those currently available on the market. DirecTV and Dish Network both charge consumers incrementally higher monthly fees for each activated receiver - including those receivers to be activated in cars with our Voyager product.

Both DirecTV and Dish Network presently offer “bounties” or sales commissions to businesses that generate new subscriptions and/or supplementary revenue. Accordingly, we anticipate generating revenues through:

(1)	the sale of telecommunications hardware products;

(2)	commissions or “bounties” on the re-sale of electronic services to be bundled with our hardware products;

(3)	service profits generated by a Vehicular Systems Integration Center operation that we are building in our Chicago area headquarters facility; and

(4)	retail margins generated by our retail e-commerce web store.

“Vehicular Systems Integration” will take place at our local pilot installation center that is currently under construction and that we expect to become fully operational as soon as we raise the capital required to outfit the center. At that location we will have our personnel install our hardware in automobiles and activate the e-services.   We have signed a lease and occupy a building large enough to contain the center. We have started to purchase and install certain furniture, fixtures, tools and parts supplies. There are sufficient resources in the shop area of the building to perform installations in one vehicle at a time.

[1]	See http://www.webopedia.com/TERM/T/telematics.html

Once the process at the Vehicular Systems Integration Center has been streamlined to our satisfaction, we plan to explore the possibility of franchising this part of our business, moving our vehicular systems integration knowledge out to a large body of local resellers carrying our hardware products.

We also plan to form an alliance with a national vehicle leasing finance institution, and utilize our website to process lease applications for new vehicles that will include the hardware installed at our Vehicular Systems Integration Center in Chicago.

Telecommunications Hardware Products

Voyager™ Mobile Satellite TV Receiving System

Voyager is a patent-pending device, built into a low profile housing that emulates the function of typical home-installed dish-shaped parabolic antennas as are used to receive DirecTV and Dish Network (Direct Broadcast Satellite Television or DBS) in homes, but produces the same effect in moving vehicles. Voyager protrudes no more than four inches above the vehicle roofline and may be easily mounted on the roof of virtually any vehicle. It employs microprocessor-controlled robotics and a proprietary microwave antenna structure to maintain the antenna's focus upon the five-degree window in the sky required to receive satellite TV. We have developed two slightly different models of the receive-only version of Voyager that both operate in the same channels. One model is compatible with DirecTV and one with Dish Network. Each model, while similar in many respects, requires different software and circuitry for proper operation. The antennas will cost approximately $999 to the end user.

Professional Applications

Initially, we conceived Voyager as an entertainment tool for families in cars on longer trips. However, we believe that Voyager may also be applied in the emergency response area, enabling virtually invulnerable reception of news, weather forecasts & public safety information for municipal and governmental agencies. As demonstrated in New Orleans’ Hurricane Katrina of 2005 and associated events, first responders become hamstrung during disasters in the absence of information available from ordinary television broadcasts. Even high government officials were handicapped during the hurricane by failing to watch CNN. We believe that Voyager can help to overcome these problems by enabling reception of subscribed DirecTV or Dish Network channels, in ordinary passenger vehicles. We believe that under all but the most catastrophic conditions, satellite TV broadcasts from a source 22,500 miles in space are virtually impervious to natural or human-generated attack thereby enabling any motor vehicle to receive DBS broadcasts using Voyager under most conditions.

Hardware Under Development

Voyager™ 3.0 Bi-Directional

The initial version of our Voyager product, Voyager 2.0, works uni-directionally - or only to receive downwardly transmitted programming content streams from its targeted satellites. We are working to complete research and development on a bi-directional, receive/transmit version of Voyager, for uplink and downlink to HughesNet compatible Internet satellites. Such functionality, if we succeed in this development, will enable true broadband Internet connectivity at a consumer-palatable price in moving vehicles. Broadband Internet in moving vehicles will enable many new e-services, including but not limited to:

Mobile VoIP.  As cellular telephone infrastructure degrades during destructive weather events or human-induced attack, mobile VoIP via two-way satellite internet connection will likely become an alternative to voice communications. In the presence of a functioning and sufficiently fast vehicle-based internet access node, little special equipment is required for mobile VoIP. We are building a line of mobile Windows PCs designed to be powered with 12VDC automotive supply. Such systems are built with special power supply circuitry for avoiding computer damage due to abrupt system shutdown (as when ignition is cut off), and are easily upgraded to include VoIP software like Skype, Vonage SoftPhone, etc. Future versions of Voyager will allow the user to communicate via mobile VoIP during infrastructure degradation.

Remote Vehicle Diagnosis. Systems which automatically monitor for crashes and the internal state of repair of passenger vehicles are beginning to appear as original equipment on certain high-end motor vehicles. These systems transmit information to the auto factory or local dealer through dedicated satellite systems, such as General Motors’ OnStar system. With broadband Internet installed widely in vehicles, the entire OnStar satellite constellation and supporting system becomes duplicative and obsolete.

On-Demand Traffic & Navigation. Ubiquitous broadband Internet in vehicles enables connectivity to real-time traffic data in many major cities. Combining such service with Global Positioning Service (GPS) mapping capability may save motorists time by enabling them to select the best travel routes, in real time, upon departure for their commutes. It is expected that the price of these devices to consumers will range from approximately $160 to $960.

Hospitality e-Services. Mobile Internet combined with GPS facilitates the creation of new services enabling an automobile’s computer to look a few miles ahead for hotels and restaurants, display attractive offers from an array of potential destinations, and then confirm reservations after the user has made a selection. No such service exists at the present time. We believe that these services will become possible as a result of our technology.

Enhanced Mobile Email & Text. Enhanced Vehicular Mobile Email, fed by fast mobile web access will enable practical voice synthesis and voice recognition of email, so that drivers need not remove their eyes from the road ahead to retrieve and send email or text. Increasingly, drivers are reading text email from their Blackberries and other PDAs - a distracting and dangerous activity. Having a car PC that will “read your email to you” in a human-like voice, through the vehicle’s high fidelity audio system, will provide a far more satisfactory, safer, easier and less distracting way to retrieve text and email for mobile users.

Professional Documents . Many contractors, architects, traveling salespeople, law enforcement officers and others have need to retrieve, send and print professional documents, proposals, catalogs, contracts etc. on the road or in the field. Handheld PDA’s and other portable electronics have limited usefulness for such purposes - but Internet-connected full function PCs and 12 volt-powered scanner/printers can enable full office capabilities in virtually any motor vehicle.

Vehicular Terrestrial Wireless Antennas

We plan to offer a line of antenna and transmission systems for high reliability connection between vehicles and terrestrial wireless services, including EVDO, WiFi and future WiMax services. Such products may be assembled from non-custom components. They provide for land-based fast data connections as opposed to the space satellite-based service planned for future versions of Voyager. Applications for these systems, which we expect to cost approximately $15 to $100, include the following:

EVDO . Evolution Data Only, Evolution Data Optimized, or EVDO, is a long range, wide area wireless radio broadband data protocol being adopted by many mobile phone providers in Japan, Korea, Israel, the United States, and Canada as part of the CDMA2000 standard. CDMA2000 represents the standard used by mobile phone operators in those and other localities. This wireless data service, provided presently across the United States by Verizon Wireless and Sprint/Nextel, provides a quasi-broadband or slow DSL-like web connection speed. All of the applications articulated above for the bi-directional version of Voyager are serviceable to some extent by EVDO systems. EVDO however is considerably slower than satellite-based broadband, and some services like mobile VoIP perform less than perfectly at slow speeds. Our high reliability transmission system products under development are designed to maximize connection speed and increase transmission distance range from cell towers providing EVDO services. EVDO is an existing market that can be serviced and produce revenue today.

WiFi.“WiFi” refers to a low power, short range (less than 300 feet generally) wireless radio data linking protocol, which is generally used to establish Internet connections within a home, office, campus or small radius within municipalities. WiFi nodes have proliferated broadly across the world, particularly in private homes, coffee shops, restaurants, truck stops, airport terminals and so forth. In many truck stops for example, the WiFi node owner is often desirous of drawing vehicles into his parking lot, so that drivers may connect to the owner’s node for fast email back and forth to a spouse for instance; and then a visit to shop the owner’s convenience store. Common WiFi PC Card and USB interface adaptors have a very limited range of approximately 50 feet. Our high reliability systems under development can increase range of WiFi-enabled vehicular and laptop PCs to hundreds of feet and produce consistently much higher data connection speeds. WiFi is an existing market that can be serviced and produce revenue today.

WiMAX. The name commonly given to the IEEE 802.16 standard. Commonly referred to as WiMAX or, less commonly, as WirelessMAN™ or the Air Interface Standard, IEEE 802.16 is a specification for fixed broadband wireless metropolitan access networks (MANs) that use a point-to-multipoint architecture. WiMax is not widely implemented yet and presents a future line extension opportunity.

XM, Sirius Satellite Radio & GPS. Satellite Radio and Global Positioning System navigation performance can be significantly improved through the use of external antennas, whether attached to handheld devices or to car-installed PCs and laptops. We plan to offer antenna products to enhance use of these services.

In-Car Media Center Computers

We plan to offer a custom-engineered line of vehicle-installed personal computers. These products are intended to enable users, through a single control and display system, to manage all of the computing, entertainment, telecommunications, navigation and related functions within the vehicle - in a single, unified, upgradeable setup - rather than installing many separate discrete devices. Pilot production of USTelematics-branded mobile PCs is presently underway, in low volume, at our headquarters facility in Wood Dale, IL. We expect to offer these PCs at prices ranging from $700 to $1,500.

Initially we are producing several Windows XP versions of our mobile PCs. Our premier designs address concerns relating to abrupt power-down of Windows XP PCs, for example when car ignition is cut off. Future versions are planned using a specialized operating system from Microsoft, based on Windows CE, called “Windows Automotive”, which deals with shutdown issues and the mobile environment much better and in a less failure-prone manner than Windows XP.

Approximately 20 prototype computers have been assembled at our Wood Dale facility, including several that are installed in demonstration vehicles and fully functional. All or most of the circuitry and modules inside of the computers are purchased from wholesale distributors such as Ingram Micro and Tech Data. We have obtained authorization as a reseller from those distributors. The computers are to be assembled from cabinets and modules purchased from these distributors and other sources, within the computer lab in the Company’s Wood Dale facility, in low volume. In the future, if higher volumes justifies, this assembly process may be hired out to subcontractors in the U.S. or Asia. We believe that this process closely mirrors the customary processes employed by other larger computer companies.

The software that overlays Windows and comprises the level of user interface closest to the user in our computer products, is an original, proprietary software work and our product.

E-Services Re-Selling

We are designing our telecommunication hardware products to generate additional income by acting as functional gateways to consumer activation of the widest possible assortment of e-services. This means for example when a consumer acquires one of our Voyager Mobile DBS antennas, that consumer’s requests for satellite TV services will be funneled through our own USTelematics website or call center. As a result, we become the cause of additive revenues for the satellite TV service providers, and therefore the popular North America services (Dish Network and DirecTV in the U.S. and Bell ExpressVue Canada) will pay a commission to us as a result. We have entered into agreements that permit us to resell Verizon Wireless, Sprint, Dish Network and XM services.

Dish Network & DirecTV

Dish Network, a unit of EchoStar Corp. and DirecTV, which are major satellite TV service providers in the US and similar services in Canada, pay “bounties” or sales commissions to dealers and business entities that cause establishment of new service subscriptions. In the case of new subscriptions, where the consumer has no pre-existing programming relationship, the bounty is normally $300, paid at inception of service. In the case of upgraded subscriptions, bounties range presently from $50 to $150. Depending upon the particular distribution mode in use for a given subscriber, this fee may or may not be shared between us and dealers, installers or other distributors.

On June 30, 2006, we entered into an agreement with EchoStar pursuant to which we were appointed a non-exclusive authorized retailer to market, promote and solicit orders for DISH Network video, audio, data and interactive programming services in the United States. This agreement is of a form offered widely to electronics retailers across the United States, and EchoStar’s warehousing distributor, CVS Systems, Inc. of Marion, Indiana, acted as an intermediary between us and EchoStar for purposes of finalizing this agreement. The agreement is for an initial term that expires December 31, 2007. Under the terms of the agreement, we will purchase from CVS Systems satellite receivers, consisting of a single standalone consumer electronics device, and related components intended to be utilized solely for the reception of DISH services delivered by satellite transponders owned, leased or otherwise operated or utilized by EchoStar and its affiliates. We will resell the equipment to the end user at retail prices suggested by EchoStar from time to time.

Verizon & Sprint

These two wireless voice phone services also provide terrestrial Internet connection service at advertised speeds of 300-500 kbps. At least until such time as our Voyager 3.0 Internet satellite system becomes available, we plan to re-sell wireless internet services from providers such as these.

In August 2006 we entered into an agreement with Sprint to sell and promote Sprint data devices and phones and digital wireless communications services to business end user customers. The initial term is for a year. Under the terms of the agreement we will be acting as non-exclusive agent in connection with the sale and promotion of the products and services.

In August 2006 we also entered into a three-year agreement with Verizon Wireless for the non-exclusive resale of its commercial mobile radio transmission services primarily in (but not limited to) the Illinois and Wisconsin areas.

Other Services

No conventional commission programs are in place with respect to popular music and movie downloading services for in-car applications. We intend to establish such programs. We are targeting large companies that provide music and movie download content over the internet.

Manufacturing & Sourcing

Voyager Parts & Subassemblies

Certain of the main components of Voyager may be manufactured in Southeast Asia, and the principal antenna sensor assembly will be manufactured in the Chicago area. We anticipate engaging a plastic injection molder in Taiwan to make the molded plastic housing and radome parts. Circuit boards and most electronic components are to be made at a contract manufacturing facility, tentatively in Guangzhou, the People’s Republic of China. We have not entered and do not anticipate that we will enter into long-term agreements with any of these manufacturers. Typically, orders are placed utilizing simple purchase orders accompanied by irrevocable letters of credit.

We expect that Final Assembly and Testing will be performed either at our Wood Dale, Illinois facility, at a final assembly point in Asia, or at a high volume contract antenna manufacturer in the Midwest.

Car PCs

The hardware parts for our line of in-car PCs are predominantly available from off-the-shelf sources in the US and East Asia. A uniquely programmed software operating system, particularly the graphic user interface (GUI), is critical for enabling users to interact with their car computers in a safe way that is superior to the experience available on alternative devices like PDAs for example. We are both licensing and custom programming original software for this purpose. We intend to perform assembly, testing and systems integration of these units in a lab being built at our Wood Dale, Illinois facility.

Terrestrial Service Antennas

We are purchasing all or most of our Terrestrial Wireless Service Antennas under private label arrangements to our specifications, from U.S.-based and Asian manufacturers.

Warehousing & Distribution

We plan to warehouse and distribute Voyager from our Wood Dale facility and/or the Midwest contract antenna manufacturer mentioned above. This plan may change as volume increases.

Marketing & Sales

Initially, we intend to bring Voyager to market via the following channels:

Phase One: Home Dish Installers & Web Channels: Initially our products will be offered for sale online at ustelematics.com and also through the home satellite TV installer channel.    We believe that USTelematics.com as an e-commerce, shopping-basket equipped web store is at least 75% complete and able to process sales orders as of this writing. We have avoided generating traffic to the store until its presentation is closer to design. We expect to reach this milestone before the end of calendar 2006. We plan to drive online purchaser traffic principally through purchasing of Google “AdWords” services and search engine optimization. We also plan to engage the services of a public relations firm to generate unpaid broadcast news media coverage for our products. In addition, we may use direct-to-consumer national cable TV paid advertising sales campaigns for our mobile computer products after completion of the presently-contemplated financing.

From a group of predominantly small businesses, we have received commitments for the purchase of approximately 2,500 Voyager units from more than 300 individual dish installers. The average size of these orders is just under 7 units each. No one dealer has ordered more than 12 units. All of these orders are on either COD or credit card payment terms.   This dealer group is technically-oriented, given that they provide a significant portion of home dish installation services in the U.S. and Canada. As a result, we expect that barriers to installation training and servicing will be lowest with this group. We spent approximately $50,000 in the acquisition of these orders, by displaying at an invitation-only Dish Network-specific dealer trade show.

Phase Two: RV Dealer Channel: Based upon our formal and informal market research, we know that a significant market already exists for mobile DBS antennas in recreational vehicles. Competitors have been selling units for amounts exceeding $2000 per unit for more than ten years. We believe that the Voyager is especially suitable for recreational vehicles, particularly in light of its cost advantage vs. competition. Accordingly, we expect to sell the second wave of Voyager units into RV channels. We would further anticipate that the cost breakthrough induced by our technology will expand the market for DBS in RVs, from less than 50,000 units per year (or about 15% penetration of the 330,000 unit per year new RV market, based on published reports), to high double-digit percent penetration.

We have been in talks since 2005 with a leading antenna manufacturer that claims to outfit more than 50% of all new recreational vehicle units newly manufactured in the United States, with a terrestrial or satellite television antenna. That entity has indicated that it may offer our mobile satellite antenna to RV dealers. We have spent nearly $100,000 to establish a mutually satisfying global agreement with this entity, including the preparation of a number of handmade prototypes for examination in its testing laboratory. We have not entered into a final agreement with this manufacturer.

Phase Three: Service Provider Private Label. We have entered into preliminary agreements with a major DBS content provider to supply Voyager under that entity’s private label. We also plan to develop a private label program or programs with other North American DBS providers. Under these private label programs, we intent to act as a contract manufacturing source to the service providers, at a set price and with no ongoing liability except for reworking defective units.

We have executed a preliminary agreement with Dish Network, a subsidiary of EchoStar Corp., to provide units of our mobile satellite TV antenna to Dish, under the Dish brand name. Dish Network is the second largest satellite TV service provider, claiming more than 13 million subscribers. We do not expect to start supplying under the Dish brand until at least twelve months after we commence manufacturing operations. We believe that our mobile satellite TV antenna design is compatible with both the Dish Network and DirecTV systems.   We have not entered into a final agreement for delivering products under the Dish brand name.

Phase Four: Retail Distribution: Our co-founder and President Howard Leventhal has experience creating new electronic products, causing them to be contract-manufactured in Asia, and selling to mass merchants. To date, we have made no meaningful attempt to sell directly into the mass retail channels encompassing merchants.   We plan to begin efforts selling to mass merchants under our own brand, only after a minimum of 12-24 months in lower volume distribution channels.

Export: With minor modifications, our DBS antenna technology will work under wide-area Ku-band satellite TV systems as presently operating in Europe and the Middle East. As profits are retained and opportunities present themselves at tradeshows and similar marketing venues, we plan to pursue export distribution channels. Narrow-area systems as over Indonesia, Korea and Japan can be received with far less complex antenna devices than required in the West. We may at some point address these East Asian markets.

We believe that our product will also have military, maritime and aviation applicability and we intend to conduct our marketing efforts accordingly.

Integration Services

We believe that consumer resistance to buying our products will be lower when our products are included in vehicle purchases. We have considered marketing Voyager, our other antennas and mobile PCs through auto manufacturers such as GM, Ford, Toyota etc. However given all of the bankruptcies of auto parts suppliers - Delphi most predominantly - it seems to us that the financially safe way of getting our goods into cars is to focus on “aftermarket” distribution through retail dealers.

Our headquarters facility in Wood Dale, Illinois includes a 5,000 square foot space that we are outfitting to perform installation of our systems into vehicles. We will use this space as a classroom for dealer training, and also as a pilot operation to create a business model for installing our technologically advanced systems widely in everyday neighborhood automobile, RV and marine dealerships as a profit center for those dealerships and for us.

Online Retail Store

We are in the process of building a full e-commerce, order-taking, payment-receiving website, which will appear at ustelematics.com when ready for publication. This site will offer all of the above-described products and services, and will also re-sell certain hardware products from other manufacturers that are complementary and/or required to complete installation of our systems.

Management Information System

Our website is being built on top of NetSuite, an Oracle-based accounting system that also serves as a management information system, enterprise requirements planning system, and customer relationship management system for all aspects of our business.

Intellectual Property

Patent Application

Our founding engineers and CEO assigned to us their interest in Provisional United States Patent Application US60/710,278 “Thin film ferro-electric phase shifters in an antenna and control system for receiving Direct Broadcast Satellite television signals in moving vehicles while in motion.”

Trademarks & Copyrights

We have registered the internet domain names “ustelematics.com”, “GeekMyRideTV.com” and “GeekMyRide.TV” with various ICANN-certified domain name registrars. Additionally, we are in the process of filing applications with the U.S. Patent and Trademark Office for the marks “USTelematics”, “ustelematics.com”, “GeekMyRideTV.com” and “GeekMyRide.TV”.

We have written a TV treatment for a program called “Geek My Ride” or GMR. As a marketing device, we plan to eventually pursue development of a reality-based TV series to be video-taped in our Vehicular Integration Center, along the lines of the shows “ Pimp My Ride” on MTV and “ American Chopper” on the Discovery Channel. The GMR Series Treatment is being submitted to the Copyright Office of the US Library of Congress for copyright registration.

Government Regulation

Due to the nature of the circuitry involved in Voyager, the device will fall under the provisions of several sections of the rules and regulations promulgated by the US Federal Communications Commission, or FCC, covering unintentional emission of radio frequency energy.

Our devices are subject to Type Acceptance by the FCC. Type Acceptance is an equipment authorization indicating compliance with FCC technical standards for conducted and radiated radio frequency emissions as outlined in the FCC sections of the Code of Federal Regulations. The Type Acceptance procedure is performed regularly in certified labs around the country. Although Voyager is a complex, CPU-controlled robotic system, we anticipate Type Acceptance barriers no greater than those for a common personal computer.

Reports to Security Holders

The Company is not required to deliver an annual report to security holders and at this time does not anticipate the distribution of such a report. The Company has been subject to the filing and reporting requirements of the Exchange Act since October 2006. These requirements include the filing of annual reports that will include audited financial statements and quarterly reports as well as reports that will be filed upon the occurrence of certain significant events. It is also subject to the proxy rules under the Exchange Act and its insiders will have to file reports disclosing their beneficial ownership of the Company’s securities. It is estimated that the annual cost of compliance with the Exchange Act reporting requirements will be approximately $100,000 that will be financed initially through raising additional funds from investors and eventually out of internally generated working capital.

The public may read and copy any materials the Company files with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Additionally, the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, which can be found at http://www.sec.gov.

Risk Factors

Anyone considering an investment in our company should consider the following risk factors.

We have not made any sales or generated any revenue to date. Therefore, you should not rely on our historical results of operations as an indication of our future performance.

We have not made any sales or generated any revenue to date from our products. Our future success is dependent on our ability to develop Voyager and other future products into a successful business, which depends upon wide-spread acceptance of and commercializing our products. None of these factors is demonstrated by our historic performance to date and there is no assurance we will be able to accomplish them in order to sustain our operations. As a result, you should not rely on our historical results of operations as an indication of the future performance of our business.

We intend to undertake additional financings to meet our growth, operating and/or capital needs, which may result in dilution to your ownership and voting rights.

We anticipate that revenue from our operations for the foreseeable future will not be sufficient to meet our growth, operating and/or capital requirements. We believe that in order to have the financial resources to meet our operating requirements for the next twelve months we will need to undertake additional equity or debt financings to allow us to meet our future growth, operating and/or capital requirements. We currently have no firm commitments for any such financings although we are party to a terms sheet providing for a $4,000,000 to $5,000,000 financing. There can be no assurance that this financing will be completed.

Any equity financing may be dilutive to our stockholders, and debt financing, if available, may involve restrictive covenants or other adverse terms with respect to raising future capital and other financial and operational matters. We may not be able to obtain additional financing in sufficient amounts or on acceptable terms when needed, which could adversely affect our operating results and prospects. If we fail to arrange for sufficient capital in the future, we may be required to reduce the scope of our business activities until we can obtain adequate financing.

Failure to properly manage our potential growth would be detrimental to our business.

Any growth in our operations will place a significant strain on our resources and increase demands on our management and on our operational and administrative systems, controls and other resources. There can be no assurance that our existing personnel, systems, procedures or controls will be adequate to support our operations in the future or that we will be able to successfully implement appropriate measures consistent with our growth strategy. As part of this growth, we may have to implement new operational and financial systems, procedures and controls to expand, train and manage our employee base and maintain close coordination among our technical, accounting, finance, marketing, sales and editorial staffs. We cannot guarantee that we will be able to do so, or that if we are able to do so, we will be able to effectively integrate them into our existing staff and systems. We may fail to adequately manage our anticipated future growth. We will also need to continue to attract, retain and integrate personnel in all aspects of our operations. Failure to manage our growth effectively could hurt our business.

If the protection of our intellectual property rights is inadequate, our ability to compete successfully could be impaired.

We have filed a patent application “Thin film ferro-electric phase shifters in an antenna and control system for receiving Direct Broadcast Satellite television signals in moving vehicles while in motion”.   There is no guarantee that our application will be approved, and therefore may never become final and binding.

We regard our intellectual property as critical to our business. We rely on a combination of patent, trademark and trade secret protection to protect our proprietary rights. Nevertheless, the steps we take to protect our proprietary rights may be inadequate. Detection and elimination of unauthorized use of our products is difficult. We may not have the means, financial or otherwise, to prosecute infringing uses of our intellectual property by third parties. Further, effective patent, trademark, service mark, copyright and trade secret protection may not be available in every country in which we will sell our products and offer our services. If we are unable to protect or preserve the value of our patents, trademarks, copyrights, trade secrets or other proprietary rights for any reason, our business, operating results and financial condition could be harmed.

Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims that our products infringe upon the proprietary rights of others or that proprietary rights that we claim are invalid. Litigation could result in substantial costs and diversion of resources and could harm our business, operating results and financial condition regardless of the outcome of the litigation.

Other parties may assert infringement or unfair competition claims against us. We cannot predict whether third parties will assert claims of infringement against us, or whether any future claims will prevent us from operating our business as planned. If we are forced to defend against third-party infringement claims, whether they are with or without merit or are determined in our favor, we could face expensive and time-consuming litigation, which could distract technical and management personnel. If an infringement claim is determined against us, we may be required to pay monetary damages or ongoing royalties. Further, as a result of infringement claims, we may be required, or deem it advisable, to develop non-infringing intellectual property or enter into costly royalty or licensing agreements. Such royalty or licensing agreements, if required, may be unavailable on terms that are acceptable to us, or at all. If a third party successfully asserts an infringement claim against us and we are required to pay monetary damages or royalties or we are unable to develop suitable non-infringing alternatives or license the infringed or similar intellectual property on reasonable terms on a timely basis, it could significantly harm our business.

Our management has limited experience in managing and operating a public company. Any failure to comply or adequately comply with federal securities laws, rules or regulations could subject us to fines or regulatory actions, which may materially adversely affect our business, results of operations and financial condition.

Our current management has limited experience managing and operating a public company and relies in many instances on the professional experience and advice of third parties including its consultants, attorneys and accountants. Failure to comply or adequately comply with any laws, rules, or regulations applicable to our business may result in fines or regulatory actions, which may materially adversely affect our business, results of operation, or financial condition.

Ownership interest in our common stock is concentrated in a small group and may conflict with our other future stockholders who may be unable to influence management and exercise control over our business.

As of the date hereof, Stealth MediaLabs, Inc., and a trust controlled by our President, Howard Leventhal, own 60% and 37% of the issued and outstanding shares of our common stock, respectively. In addition, Mr. Leventhal may be deemed a control person of Stealth. Although we expect to issue additional shares as a result of financing transactions in the near future, our current stockholders will continue to exert significant influence over our management and policies to:

•	elect or defeat the election of our directors;

•	amend or prevent amendment of our certificate of incorporation or bylaws;

•	effect or prevent a merger, sale of assets or other corporate transaction; and

•	control the outcome of any other matter submitted to the shareholders for vote.

Accordingly, our other stockholders may be unable to influence management and exercise control over our business.

There is no current trading market for our securities.

No current trading market exists for our securities and no market will develop until our shares will be dispersed more widely. Any purchasers of shares from us directly and transferees of the shares held by our currect stockholders may find it difficult to dispose of their shares.

Government regulation and legal uncertainties may harm our business.

The Federal Communications Commission (“FCC”) regulates companies engaged in the manufacture and import of radio frequency devices. The FCC is charged with regulating interstate and international communications by radio, television, wire, satellite and cable and it seeks to prevent unwanted radio interference with other devices. Our product and future DBS products are likely to require a certification process known as “Type Acceptance” by the FCC. If the FCC raises objections to our products and orders modifications, we may not be able to engineer the required remedies. We have no guarantee that the FCC will approve our products. If it does not approve our products, and we are unable to engineer corrective measures, we will be unable to realize our business plan. Although the initial cost of complying with FCC mandates is expected to be minimal, compliance expenses may escalate in the event of unforeseeable issues.

The complex nature of our products increases the likelihood that our products will contain defects.

Our products are complex and may contain defects when first introduced into the market and as new versions are released. Virtually all information technology products and particularly those with electro-mechanical components such as ours are subject to a certain rate of failure. Delivery of products with manufacturing defects or reliability or quality problems could significantly delay or hinder market acceptance of our products, which in turn could damage our reputation and adversely affect our ability to retain our existing customers and to attract new customers. Correcting these production problems may require us to expend significant amounts of capital and other resources. We cannot give you any guarantee that our products will be free from errors or defects after we start commercial production. If there are product errors or defects, this will result in additional development costs, loss of or delays in market acceptance of our products, diversion of technical and other resources from our other development efforts, increased product repair or replacement costs, or the loss of credibility with our current and prospective customers, which may have a negative impact upon our financial performance or status as a going concern.

We might not be successful in our attempts to keep up with rapid technological change and evolving industry standards.

The emergence of new industry standards could render our products unmarketable or obsolete and require us to incur substantial unanticipated costs to comply with such new standards. Our ability to adapt to such changes and to anticipate future standards, and the rate of adoption and acceptance of those standards, will be a significant factor in maintaining or improving our competitive position and our prospects for growth. We cannot give you any assurance that we will be able to anticipate the evolving standards in our industry, or that we will be able to successfully develop and introduce new products into such market. Our failure to anticipate technological change and introduce new products that achieve market acceptance could materially and adversely affect our business, financial condition and results of operations.

Any inability to successfully develop new products could hinder our ability to attract and retain customers.

Our Company’s success will depend, in part, on our ability to develop new products and enhance our existing products for our market and to successfully introduce and promote such products. The development of these new products is highly technical and we may experience delays in completing their development and introduction. Successful product development and introduction depends on several factors, including, among other things:

•	Accurate prediction of market requirements and evolving standards;

•	Sufficiently prescient and intuitive new product definition;

•	Timely completion and introduction of new product designs;

•	Timely qualification and industry interoperability certification of our products; and

•	Market acceptance of our products.

We cannot give you any assurance that we will be able to introduce new products in a timely and cost-effective manner or that such products will satisfy customer requirements or achieve market acceptance.

If we cannot compete effectively, we will lose business.

The market for our products is positioned to become competitive. We believe that our main competitive advantage is the pricing of our products. There are technological and marketing barriers to entry, but we cannot guarantee that the barriers we are capable of producing will be sufficient to defend the market share we wish to gain against future competitors. The principal competitive factors in this market include:

•	Ongoing development of enhanced technical features and benefits;

•	Reductions in the manufacturing cost of competitors’ products;

•	The ability to maintain and expand distribution channels;

•	Brand name;

•	The ability to deliver our products to our customers when requested;

•	The timing of introductions of new products and services; and

•	Financial resources.

We may not have the resources or expertise to compete successfully in the future. Some of our current and potential competitors in the market include:

•	KVH Industries, Inc.

•	Motia Corporation

•	Terk Industries

•	RaySat Corp.

•	Winegard Co.

These and other prospective competitors have substantially greater resources, more customers, longer operating histories, greater name recognition and more established relationships in the industry. As a result, these competitors may be able to develop and expand their networks and product offerings more quickly, devote greater resources to the marketing and sale of their products and adopt more aggressive pricing policies. In addition, these competitors have entered and will likely continue to enter into business relationships to provide additional products competitive to those we provide or plan to provide.

Loss of Howard Leventhal, our President, could impair our ability to operate.

If we lose our key employee, Howard Leventhal, or are unable to attract or retain qualified personnel, our business could suffer. Our success is highly dependent on our ability to attract and retain qualified scientific and management personnel. We are highly dependent on our management, in particular, Howard Leventhal, our President, who is critical to the development of our technologies and business. Mr. Leventhal has an employment agreement   with the Company, however   the loss of his services could have a material adverse effect on our operations. If we were to lose this individual, we may experience difficulties in competing effectively, developing our technology and implementing our business strategies. We do not have key man life insurance in place for any person working for us.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

Forward-Looking Statements

The information in this report contains forward-looking statements. All statements other than statements of historical fact made in report are forward looking. In particular, the statements herein regarding industry prospects and future results of operations or financial position are forward-looking statements. These forward-looking statements can be identified by the use of words such as “believes,” “estimates,” “could,” “possibly,” “probably,” anticipates,” “projects,” “expects,” “may,” “will,” or “should” or other variations or similar words. No assurances can be given that the future results anticipated by the forward-looking statements will be achieved. Forward-looking statements reflect management’s current expectations and are inherently uncertain. Our actual results may differ significantly from management’s expectations.

The following discussion and analysis should be read in conjunction with our financial statements, included herewith. This discussion should not be construed to imply that the results discussed herein will necessarily continue into the future, or that any conclusion reached herein will necessarily be indicative of actual operating results in the future. Such discussion represents only the best present assessment of our management.

Background

We were incorporated in October 2005 in the State of Delaware under the name Mobilier, Inc. for the purpose of engaging in the research, development, manufacturing and marketing of proprietary broadband telecommunications products for use in moving vehicles. Our initial principal hardware product is Voyager ™ , a patent-pending mobile antenna, capable of receiving DirecTV and Dish Network satellite TV broadcasts in moving vehicles. We are a development stage company and, to date, we have not sold any products or generated any revenues.

Plan of Operation and Financing Needs

To date we have not generated any revenues and we do not expect to generate revenues in the near future. We currently plan to start shipping our first products by the end of calendar 2006. We may not be able to start selling our products when planned or that we will become profitable from our other operations in the future. We have incurred net losses in each fiscal period since inception of our operations.

Our initial focus during the next twelve months is the finalization of a number strategic alliances, the initialization of a PR campaign and the rolling out of our product. We also expect to hire approximately six new employees who will operate our Vehicular Systems Integration Center and ten employees to work in other areas.

We currently do not have sufficient cash reserves to meet all of our anticipated obligations for the next twelve months and we may not be able to obtain the necessary financing. As a result, we are currently in discussions with various funding sources seeking funding for our current operations and additional funding as we develop our operations. In addition to any third-party financing we may obtain, we currently expect that loans from our stockholders may be a continuing source of liquidity to fund our operations. We are currently in discussions with prospective investors for a financing of at least $4,000,000.

To the extent that funds are insufficient to meet management's business plans, we intend to operate our e-commerce website focusing upon marketing of internet-connected car PCs (which can be done without raising more capital, albeit on a basis under which profitability is difficult to foresee), and/or seek alternative business opportunities in order to generate revenue.

Revenue Lines

We plan to generate four distinct lines of revenue in operationally unique ways as outlined here:

•	Telecommunication Hardware manufacturing;

•	E-Services Re-Selling;

•	Integration Services; and

•	Online Retail Store

“Telecommunication Hardware” refers to high technology custom manufacturing of physical electronic hardware systems including software, most of which are built or are being built to according to our own proprietary designs. Our target gross margin in this category is 50%.

“E-Service Re-Selling” means that we will act, during the initial activation of hardware products that we sell, as an agent to market certain wireless services that are made possible or better by our hardware products. DirecTV, Dish Network, Verizon and Sprint all offer sales commissions to us under these circumstances. Income in this category goes almost directly to our bottom line, with little associated expense.

“Integration Services” means (a) services performed at our own facility to install our hardware products into vehicles; and (b) installation performed by sub-contractors whereby we purchase such services at a discounted wholesale price and re-sell them to customers who purchase our hardware products. This includes installation services, activation services, and e-system-to-vehicle technical integration processes. The Integration Services operation we are building at our headquarters facility is intended to be an ongoing, experimental-yet-profit-generating pilot business model for the eventual establishment of franchise or agency operations as “stores-within-stores” at auto, marine and RV dealerships.

“Online Retail Store” refers to the Internet presence we are establishing at ustelematics.com. This online store will offer our own products and services as well as certain items and services produced by others that are complimentary to our product line. In keeping with our plan to create a pilot operation for licensing or franchising to auto, marine and RV dealerships, we also plan to partner with a national vehicle leasing finance institution and market new vehicles fully integrated with our technology, from our retail website. While we will not be “selling cars”, we will use our website as a marketing channel for a leasing company or companies that “sells cars” to consumers, whereby these cars are outfitted with our telecommunications products prior to consumer delivery.

Results of Operations for the three months ended August 31, 2006

We account for our operations under accounting principles generally accepted in the United States of America. For the three months ended August 31, 2006, we had no sales. We incurred operating expenses of $438,102. As a result, for the three months ended August 31, 2006, we incurred a net loss of $468,101.

Of this, expenses included $12,000 paid to our landlord with common shares in lieu of cash; $36,444 in depreciation and amortization; $51,167 in prepaid expenses; $32,618 in accrued expenses and $37,500 in accrued interest. Net cash used in operating activities was $295,750.

Liquidity and Capital Resources

As of August 31, 2006, we had cash in the amount of $676,517 and a negative cash flow from operations for the three months ended August 31, 2006 of $295,750. Since inception, we have been dependent upon proceeds from capital investment to fund our continuing activities.

During April 2006, we issued 10% secured debentures in the total principal amount of approximately $1,500,000 due in October 2007 to fourteen accredited investors. Under the terms of the subscription agreement, the debentures are exchangeable for debt instruments to be issued if and when we close a “Qualified Financing,” defined as the sale for cash of senior secured convertible notes generating proceeds of at least $4,000,000 in a private placement to accredited investors. The notes to be issued to the bridge investors in the exchange will be identical to the notes to be issued to the investors in the Qualified Financing, except that the conversion price of the notes to be issued to the bridge investors will be 25% lower than the other notes.

We currently do not have sufficient cash reserves to meet all of our anticipated obligations for the next twelve months and there can be no assurance that we will ultimately close on the necessary financing. Accordingly, we will need to seek funding in the near future.

The report of the independent registered public accounting firm on our financial statements as of May 31, 2006, contains an explanatory paragraph regarding a substantial doubt about our ability to continue as a going concern.

Off-Balance Sheet Arrangements

We do not have any off balance sheet arrangements that are reasonably likely to have a current or future effect on our financial condition, revenues, results of operations, liquidity or capital expenditures.

Critical Accounting Policies

Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Certificates Of Deposit

Certificates of deposit with a maturity date greater than three months and less than one year have been categorized as short term investments and are carried at cost which approximates fair value.

Fixed Assets

Fixed assets are recorded at cost. Depreciation is provided for property and equipment using the straight-line method over seven years for both office equipment and lab equipment.

Deferred Charges

Financing fees incurred in connection with the placement of the convertible notes payable have been deferred and are being amortized over the 18-month term of the notes.

Intangible Assets

The Company amortizes intangible assets over their estimated useful lives, and evaluates for impairment on an annual basis.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to the difference in the basis of reporting development stage expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Estimates

Preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Management Information System

Our website is being built on top of NetSuite, an Oracle-based accounting system that also serves as a management information system (M.I.S.), enterprise requirements planning system, and customer relationship management system for all aspects of our business. We have hired one person who is dedicated to managing our M.I.S. Netsuite can be accessed online by our management and accountants at any time of day, from any internet access point in the world, and is protected by encrypted, password-controlled security measures.

Internal Accounting & Financial Controls

Our accounting system is being built by an outside accounting firm located in the Chicago area. That firm is training our administrative staff and website managers on fully integrating NetSuite as a financial control throughout our business. It also acts to produce quarterly and year-end financial reports for presentation to our certified auditors, Blackman Kallick Bartelstein LLP of Chicago.

 ITEM 3. DESCRIPTION OF PROPERTY.

On June 12, 2006, we entered into a three-year lease for a 10,800 square foot office, research, distribution facility in Wood Dale, IL, approximately five miles southwest of O'Hare Airport. The monthly rent is $5,500 for the first twelve months that will be raised to $8,350 and $8,500 for the second and third year, respectively. We also agreed to issue to the landlord 24,000 shares of our Common Stock in exchange for a reduction in the first year’s rent from approximately $78,000 to the current $66,000.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

(a)	Security ownership of certain beneficial owners.

The following table sets forth, as of the date of this Registration Statement, the number of shares of Common Stock owned of record and beneficially by executive officers, directors and persons who hold 5% or more of the outstanding Common Stock. Also included are the shares held by all executive officers and directors as a group. Percentages are based on 20,000,000, representing the total number of shares issued and outstanding as of the date hereof. Unless otherwise indicated the address for each person is c/o the Company.

Name and Address	Amount and Nature of Beneficial Ownership (1)	Percentage of Class
Stealth MediaLabs, Inc. 70 S. Lively Blvd., Elk Grove Village, IL 60007	12,000,000	60%

Howard Leventhal (2)	19,400,000	97%

Michael Slotky (3)	- 0 -	- 0 -

All officers and directors as a group	19,400,000	97%

(1)
Unless otherwise indicated herein and subject to applicable community property laws, each stockholder has sole voting and investment power with respect to all shares of Common Stock beneficially owned by such stockholder and directly owns all such shares in such stockholder's sole name. Within sixty (60) days of the date of this filing, none of the above persons has the right to acquire any further shares of Common Stock from options, warrants, rights, conversion privileges or other similar arrangement.

(2)
Includes 7,400,000 shares held in the name of the Howard E. Leventhal Trust, of which Mr. Leventhal is the sole trustee. Mr. Leventhal disclaims beneficial ownership in 5,046,789 shares held by the trust, representing the number of shares held for the benefit of two of our co-founders. Also includes 12,000,000 shares registered in the name of Stealth MediaLabs, Inc., of which Mr. Leventhal is a director, executive officer and principal stockholder. Mr. Leventhal disclaims beneficial ownership in 10,063,986 of these shares representing the shares in excess of the number of shares that he would be entitled to receive in the event of a pro-rata distribution of the shares held by Stealth MediaLabs to its stockholders.

(3)	Does not include 130,914 shares that Mr. Slotky may be entitled to by virtue of his ownership of shares of Stealth MediaLabs, Inc.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

(a)	Identification of Directors and Executive Officers.

A.	Identification of Directors and Executive Officers. The current officers and directors will serve for one year or until their respective successors are elected and qualified. They are:

Name	Age	Position
Howard Leventhal	49	President & Director
Michael Slotky	45	Secretary, Treasurer and Director

Howard Leventhal has been our President and one of our Directors since inception in October 2005. In the early 1980s Mr. Leventhal founded a company called Suncom, Inc. which developed a technological advancement in hand controllers for Atari games. After divesting Suncom, Mr. Leventhal commercialized numerous products of his own design; manufacturing them in Asia and producing under private label for major brands including RadioShack, Packard Bell and IBM’s Easy Options accessories division. In 1998, Mr. Leventhal created a CD ROM software product called QuickSite , the first product enabling small business operators to set up their own e-commerce websites in one day or less. QuickSite was also the first widely distributed software product that cross-linked a computer-resident application with an Internet-served application. Since October 2002, Mr. Leventhal has been the Chief Executive Officer and a Director of Stealth MediaLabs, Inc., a Chicago based technology incubator and developer of proprietary software and services for professional media content owners. This entity has ceased operations and is delinquent in its filings under the Securities Exchange Act of 1934, as amended. Prior thereto, Mr. Leventhal was the Chief Executive Officer of Bitzmart, Inc., a software developer from August 2000. He attended the Southern Illinois University and the University of Illinois at Chicago. Mr. Leventhal holds a U.S. patent for covert data channel masking in modulation of a radio signal.

Michael Slotky has been a Director since March 2006. Mr. Slotky has also been the Chief Executive Officer of The Bureaus, Inc. a buyer of consumer debt portfolios from large national commercial banks since 1998. He attended the University of Arizona.

The term of office of each director expires at the Company's annual meeting of stockholders or until his successor is duly elected and qualified. Directors are not compensated for serving as such. Officers serve at the discretion of the Company’s Board of Directors.

(b)	Significant Consultants .

Anan Yaagoub, C hief Technology Officer

Mr. Yaagoub is a Ph.D. candidate at Northwestern University in Advanced Systems Theory. Mr. Yaagoub created all of the back office server programming and original proprietary ActiveX coding for QuickSite.

Wayne Openlander, Director of Electronics & Microwave Engineering

Mr. Openlander has been Vice President Engineering of Resonance Instruments, Inc., Skokie, Illinois, since March 2000; where he developed and filed a patent application for a PC controlled microwave system for microwave-enhanced-chemistry applications. He has also researched, designed, developed and tested antenna products and related accessories, resulting in complete catalog of products for land mobile radio market. From 1987 to 1994, Mr. Openlander was Chief Technology Officer of Direct Conversion Technique, Inc., Des Plaines, Illinois. He is the holder of six antenna-related patents.

Gregory Borucki, Director of Industrial Design

Mr. Borucki is founder and president of Designcraft Corporation, an Industrial Design and Product Engineering firm and a principal supplier to Motorola Corporation of three dimensional solids prototyping and design services for gigahertz-range RF devices. Borucki created the original three-dimensional models for many widely distributed Motorola products, including but not limited to the original Motorola handheld cellular telephone and compact satellite antennas for the Iridium telephone system. Mr. Borucki earned a Masters of Science in Industrial Design, Illinois Institute of Technology, 1976.

Daniel Bernstein, Director of Online Architecture

Mr. Bernstein worked for IBM, Los Angeles and New York City, during 2001 and 2002, where he designed “Websphere the Brand” a new website and information architecture for IBM. He also led a project for IBM at Disney World’s “Innoventions”, Orlando 1997. Producer, Disney Interactive and Disney Imagineering, Glendale, CA 1996 - 1997. Game Director/Designer, HERC-World $18M multi-player environment. Activision Game Studios, Los Angeles: 1995 - 1996. Digital Video Technical Director, Muppet Treasure Island $3.5M children’s game. Dan holds a Masters of Architecture, a Bachelors Degree from Tulane University and graduated in 2003 from Columbia University’s Executive Information Technology Management program.

Stuart W. Volkow, Director of Business Development

Mr. Volkow is Adjunct Professor of Digital and Interactive Television Issues, Technologies and Opportunities, UCLA Entertainment Management Studies Division, 1995 - 2006. He is also a contributing editor, CMS Newsline, a paid circulation newsletter for media executives with analysis and opinion regarding digital media trends in technology, business and government; 2004 - 2006. Videography Magazine, Contributing Editor, 1993 - 2001. University of California, Los Angeles, Anderson Graduate School of Management; Lecturer for Professor Martin Greenberger, UCLA AGSM 274; The Digital Media Revolution, eight consecutive quarters from 1993-1995. The American Film Institute Center for Advanced Film and Television Studies, 1993-1994, One-Year Producing Certificate Received. Graduate Studies, Northwestern Univ, Evanston, IL. 1979. B.A. Physiology, Southern Illinois University, Carbondale, IL 1978.

(c)	Family Relationships.

None.

(d)	Involvement in Certain Legal Proceedings.

None.

(e)	Audit Committee Financial Expert.

The Board of Directors acts as the Audit Committee and the Board has no separate committees. We do not currently have a qualified financial expert. We expect to retain a qualified financial expert within the next twelve months.

ITEM 6. EXECUTIVE COMPENSATION.

Director Compensation

We provide a $2,500 per year stipend to our non-executive directors for their service as members of our board of directors. Payment of this stipend will commence upon the closing of financing transaction . We reimburse all directors for certain expenses in connection with attendance at board meetings. We have applied for Directors’ and Officers’ Liability Insurance.

Executive Compensation

In April 2006, we started paying Howard Leventhal annual compensation of $180,000 under the terms of his employment agreement described below. We presently have no other written contracts with any full time employees, although we anticipate establishing written contracts in the future.

Summary Compensation Table (1)

Name and principal position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	All Other Compensation ($)	Total ($)
Howard Leventhal President	2006	30,000	-0-	-0-	-0-	30,000

(1) As permitted under the rules promulgated by the Securities and Exchange Commission, this table omits columns that are not applicable.

Employment Agreements

On April 11, 2006, we entered into an employment agreement with Howard Leventhal, our President. The agreement expires April 14, 2009, unless terminated prior thereto for cause. Under the terms of the employment agreement we are paying Mr. Leventhal an annual salary of $180,000. The agreement contains a non-compete provision that prohibits Mr. Leventhal to compete with us throughout the United States during the term of the agreement and for one year thereafter.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

Except as described below, we had no transactions with related parties during the period from October 7, 2005 (inception) through May 31, 2006 that are required to be reported under this item.

On April 6, 2006, a group of four individuals, including Howard Leventhal, our President, assigned to the Company rights to a patent application in exchange for 8,000,000 shares of the Company. Of these shares, Mr. Leventhal received 7,400,000 shares. The patent application was valued at a fair market value of $930,000 as of May 31, 2006 as determined by an outside valuation firm. Under applicable accounting rules, the patent has no value for financial reporting purposes.

ITEM 8. DESCRIPTION OF SECURITIES.

Our authorized capital consists of 250,000,000 shares of common stock, $.0001 par value per share, of which 20,000,000 shares were issued and outstanding as of August 7, 2006, and 10,000,000 shares of Preferred Stock, none of which are outstanding.

The following description is a summary and is qualified in its entirety by our Certificate of Incorporation and By-laws as currently in effect.

Each holder of common stock is entitled to receive ratable dividends, if any, as may be declared by the Board of Directors out of funds legally available for the payment of dividends. As of the date of this prospectus, we have not paid any dividends on our common stock, and none are contemplated in the foreseeable future. We anticipate that all earnings that may be generated from our operations will be used to finance our growth.

Holders of common stock are entitled to one vote for each share held of record. There are no cumulative voting rights in the election of directors. Thus the holders of more than 50% of the outstanding shares of common stock can elect all of our directors if they choose to do so.

The holders of our common stock have no preemptive, subscription, conversion or redemption rights. Upon our liquidation, dissolution or winding-up, the holders of our common stock are entitled to receive our assets pro rata.

PART II

ITEM 1. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

(a)	Market Information. Our Common Stock is not trading on any stock exchange or market. We are not aware of any market activity in our stock.

(b)	Holders. As of May 31, 2006, there were five record holders of 20,000,000 shares of the Company's Common Stock.

(c)
Dividends. We have not paid any cash dividends to date and do not anticipate or contemplate paying dividends in the foreseeable future. It is the present intention of management to utilize all available funds for execution of the Registrant’s business, as set forth herein.

ITEM 2. LEGAL PROCEEDINGS.

There are not presently any material pending legal proceedings to which we are a party or as to which any of our property is subject, and no such proceedings are known to us to be threatened or contemplated against us.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

There are not and have not been any disagreements between us and our accountants on any matter of accounting principles, practices or financial statement disclosure.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

On April 6, 2006, we issued an aggregate of 8,000,000 shares of common stock to Howard Leventhal, our Chief Executive Officer, Wayne Openlander, Greg Borucki and Chris Borucki in consideration for the assignment to us of their right in a patent application valued at $930,000.

During April 2006, we consummated a bridge financing under the terms of a subscription agreement with 14 accredited investors for the sale and issuance of our 10% secured debentures in the principal amount of approximately $1,500,000 due in October 2007. The debentures are secured by substantially all of our assets. We paid a total of $148,000 in sales commissions in connection with the sale of the securities.

Under the terms of the subscription agreement, the debentures are exchangeable for debt instruments to be issued if and when we close a “Qualified Financing,” defined as the sale for cash of senior secured convertible notes generating proceeds of at least $4,000,000. The notes to be issued to the bridge investors in the exchange will be identical to the notes to be issued to the investors in the Qualified Financing, except that the conversion price of the notes to be issued to the bridge investors will be 25% lower than the other notes.

The secured debentures were issued pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended, under Section 4(2) thereunder.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 (“Section 145”) of the Delaware General Corporation Law, as amended (the “DGCL”), permits indemnification of directors, officers, agents and controlling persons of a corporation under certain conditions and subject to certain limitations. Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director, officer or agent of the corporation or another enterprise if serving at the request of the corporation. Depending on the character of the proceeding, a corporation may indemnify against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the person indemnified acted in good faith and in a manner he or she reasonably believed to be in or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In the case of an action by or in the right of the corporation, no indemnification may be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine that despite the adjudication of liability such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Section 145 further provides that to the extent a present or former director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to above or in the defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

Our Amended and Restated Certificate of Incorporation, as amended (the “Charter”), provides that no current or former director of the Registrant shall be personally liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability: (a) for any breach of the director’s duty of loyalty to the Registrant or its stockholders; (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (c) under Section 174 of the DGCL; or (d) for any transaction from which the director derived any improper personal benefit. The Registrant’s Charter also authorizes the Registrant, to the fullest extent permitted by applicable law, to provide indemnification of, and advanced expenses to, the Registrant’s agents and any other persons to which the DGCL permits.

In accordance with Section 145, the Registrant’s Bylaws provide that the Registrant shall indemnify its officers and directors, and any employee who serves as an officer or director of any corporation at the Registrant’s request. According to Article X of the Bylaws, directors and officers as well as employees and individuals may be indemnified against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation as a derivative action) if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful.

USTelematics, Inc.

(A Development Stage Company)
FINANCIAL STATEMENTS
Period from October 7, 2005 (Inception) through May 31, 2006

Contents

Page
Independent Auditor's Report	F-2

Balance Sheet	F-3 — F-4

Statement of Operations	F-5

Statement of Changes in Stockholders’ Equity	F-6

Statement of Cash Flows	F-7

Notes to Financial Statements	F-8 - F-14

August 31, 2006 Financial Statements (Unaudited)
Balance Sheet	F-15

Statement of Operations	F-17

Statement of Cash Flows	F-18

Notes to Financial Statements	F-19 - F-24

Report of Independent Registered Public Accounting Firm

Board of Directors
USTelematics, Inc.
Elk Grove Village, Illinois

We have audited the accompanying balance sheet of USTelematics, Inc. (formerly, Mobilier, Inc.) (a development stage company) as of May 31, 2006, and the related statements of operations, changes in stockholders’ equity and cash flows for the period from October 7, 2005 (inception) through May 31, 2006. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mobilier, Inc. as of May 31, 2006, and the results of its operations and its cash flows for the period from October 7, 2005 (inception) through May 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is a development stage enterprise presently generating no revenues and the Company has a deficit accumulated during the development stage of $147,753. Further, the Company used cash in operations of $146,788 during the period from October 7, 2005 (inception) through May 31, 2006. The Company will require substantial additional financing to fund the operations and development and the Company may not be able to obtain such financing. These factors raise substantial doubt about the Company’s ability to operate as a going concern. Management’s plans concerning these matters are described in Note 1. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

/s/ Blackman Kallick Bartelstein, LLP

July 27, 2006
Chicago, Illinois

USTelematics, Inc. (formerly Mobilier, Inc.)
(a development stage company)
Balance Sheet
May 31, 2006

Assets

Current Assets
Cash and Cash Equivalents	$1,033,613
Certificate of Deposit	100,208
Prepaid Expenses	48,218
Due from Related Party	5,000
Total Current Assets	1,187,039

Fixed Assets
Office and Lab Equipment	2,500
Less Accumulated Depreciation	(179)

Total Fixed Assets	2,321

Other Assets

Deferred Financing Fees, net of amortization of $17,684	194,520
Other Intangible Assets	1,599

Total Other Assets	196,119
Total Assets	$1,385,479

The accompanying footnotes are an integral part of the financial statements

USTelematics, Inc. (formerly Mobilier, Inc.)
(a development stage company)
Balance Sheet
May 31, 2006

Liabilities

Current Liabilities

Accounts Payable	$234
Accrued Payroll and Taxes	6,609
Accrued Interest	18,889

Total Current Liabilities	25,732

Long Term Liabilities
Convertible Notes Payable	1,500,000

Total Long Term Liabilities	1,500,000

Total Liabilities	1,525,732

Stockholders' Equity (Deficit)

Preferred Stock: 10,000,000 shares authorized, no shares issued	-
Common Stock: par value $.0001, 250,000,000 authorized
20,000,000 shares issued	2,000
Additional Paid in Capital	5,500
Warrants Payable	-
Deficit Accumulated During the Development Stage	(147,753)

Total Stockholders' Deficit	(140,253)

Total Liabilities and Stockholders' Deficit	$1,385,479

The accompanying footnotes are an integral part of the financial statements

USTelematics, Inc. (formerly Mobilier, Inc.)
(a development stage company)

Statement of Operations
For the period from October 7, 2005 (inception) through May 31, 2006

Sales	$-

Operating Expenses	$130,099

Loss from Operations	$(130,099)

Other Income/Expense

Interest Income	$1,235
Interest Expense	$(18,889)

Total Other Expense	$(17,654)
Net Loss	$(147,753)

Net Loss Per Share

Basic	$(0.03)
Fully Diluted	$(0.03)

Weighted Average Shares (Basic)	4,725,738
Weighted Average Shares (Fully Diluted)	4,725,738

The accompanying footnotes are an integral part of the financial statements

USTelematics, Inc. (formerly Mobilier, Inc.)
(a development stage company)

Statement of Changes in Stockholders’ Equity
For the period from October 7, 2005 (inception) through May 31, 2006

Date	Number of shares	Per Share Amount	Par Value	Additional Paid in Capital	Deficit Accumulated During The Development Stage	Cash Received	Other Consideration/Basis for Assigning Amounts

Common Stock Issued:

4/6/2006	12,000,000	$0.000625	$1,200	$6,300		none	$5,000 in legal fees paid, valued at cash paid by investor; $2,500 contributed in used office and lab equipment, valued at estimated predecessor cost.

4/6/2006	8,000,000	$0	$800	$(800)		none	Right to patent application, valued at predecessor cost of zero. See Note 11.

Balance 5/31/06	20,000,000		$2,000	$5,500

Warrants Payable:

4/14 and 4/21/06	400,000	$0	$0	$0		none
Placement services, value determined by
outside valuation firm as of May 31, 2006. Management believes there were no significant changes in the value of the warrant between the dates of issuance and the date as of which the valuation was performed.

Balance 5/31/06	400,000		$0	$0

Deficit Accumulated During the Development Stage:

Net Loss and Deficit Accumulated
During the Development Stage					$(147,753)

The accompanying footnotes are an integral part of the financial statements

USTelematics, Inc. (formerly Mobilier, Inc.)
(a development stage company)

Statement of Cash Flows
For the period from October 7, 2005 (inception) through May 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES

Net Loss	$(147,753)

Noncash Items Included in Net Loss
Depreciation and amortization	17,863
Expenses paid directly from note closing proceeds	1,578
Interest accrued on certificate of deposit	(208)

(Increase)/Decrease in Assets
Prepaid Expenses	(44,000)

Increase/(Decrease) in Liabilities
Accounts Payable	234
Accrued Payroll and Taxes	6,609
Accrued Interest	18,889

Total Adjustments	965

Net Cash Used in Operating Activities	(146,788)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of Certificate of Deposit	(100,000)
Purchase of Other Intangible Assets	(1,599)

Net Cash Used in Investing Activities	(101,599)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from Sale of Convertible Notes	1,282,000

Net Cash Provided by Financing Activities	1,282,000

Net Increase in Cash	1,033,613

Cash and Cash Equivalents, beginning	-

Cash and Cash Equivalents, ending	$1,033,613

The accompanying footnotes are an integral part of the financial statements

USTelematics, Inc. (formerly Mobilier, Inc.)
(a development stage company)

Notes to the Financial Statements
For the period from October 7, 2005 (inception) through May 31, 2006

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Th is summary of significant accounting policies of Mobilier, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

A. NATURE OF BUSINESS   AND GOING CONCERN

The Company has been in the development stage since its inception in October, 2005. It is primarily engaged in the development of its organization, structure and business plans; recruiting qualified advisors, agents and professional counselors for financing and to place securities; transitioning the engineering designs for its mobile DBS antenna technology from prototype state to pre-production state; researching, developing and establishing sources of component supply and manufacturing services; establishing strategic alliances for marketing and distribution; designing an online e-commerce, order-taking platform for marketing and sales to end users and wholesale channels; developing plans for supplementary products, product lines and service delivery; and developing plans for sales support, installation training and technical support.

Management believes that the accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States, which contemplate continuation of the Company as a going concern. The Company has an accumulated deficit during the development stage of $147,753 at May 31, 2006 and used cash in operations of $146,788 during the period from October 7, 2005 (inception) through May 31, 2006.

The Company will also require substantial additional financing to fund operations and development, and the Company may be unable to obtain such financing. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

As disclosed in Note 5, the Company is in the process of a Qualified Offering to obtain additional financing; however, additional financing may be needed to sustain future operations. Management is actively seeking additional sources of equity and/or debt financing; however, there is no assurance that any additional funding will be available. If additional financing is not obtained, operations may be curtailed until funding is obtained.

B. CASH EQUIVALENTS

The Company considers all money market accounts and short-term investments with an original maturity of three months or less to be cash equivalents.

C. CERTIFICATES OF DEPOSIT

Certificates of deposit with a maturity date greater than three months and less than one year have been categorized as short term investments and are carried at cost which approximates fair value.

D. FIXED ASSETS

Fixed assets are recorded at cost. Depreciation is provided for property and equipment using the straight-line method over the following estimated useful lives:

USTelematics, Inc. (formerly Mobilier, Inc.)
(a development stage company)

Notes to the Financial Statements
For the period from October 7, 2005 (inception) through May 31, 2006

D. FIXED ASSET - CONTINUED

Description	Years
Office Equipment	7
Lab Equipment	7

E. DEFERRED CHARGES

Financing fees incurred in connection with the placement of the convertible notes payable described in Note 5 have been deferred and are being amortized over the 18 month term of the notes.

F. INTANGIBLE ASSETS

Other intangibles of $1,599 are not subject to amortization and include a domain name and logo creation. These amounts are evaluated for impairment each year.

G. INCOME TAXES

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to the difference in the basis of reporting development stage expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

H. ESTIMATES

Preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 - CASH AND CASH EQUIVALENTS

As of May 31, 2006, Cash and Cash Equivalents consisted of the following:

Cash	$232,586
Money Market Funds	801,027
$1,033,613

NOTE 3 - CONCENTRATIONS OF CREDIT RISK

As of May 31, 2006, the Company maintained account balances totaling $116,621 and $1,036,600 at a credit union and a bank, respectively, where accounts are federally insured to $100,000. Should the credit union or bank become insolvent, the Company is at risk for the amounts they maintain in excess of $100,000.

USTelematics, Inc. (formerly Mobilier, Inc.)
(a development stage company)

Notes to the Financial Statements
For the period from October 7, 2005 (inception) through May 31, 2006

NOTE 4 - CERTIFICATE OF DEPOSIT

On May 16, 2006, the Company opened a $100,000 certificate of deposit bearing interest at 4.75%, maturing on November 16, 2006. The balance in the certificate of deposit at May 31, 2006, including interest earned through May 31, 2006, was $100,208.

NOTE 5 - CONVERTIBLE NOTES

Convertible notes with a face amount of $1,500,000 were issued on April 14 and April 21, 2006 for proceeds, net of expenses and retainers to professionals, of $1,282,000, and bear interest at 10% per annum. The notes and accrued interest are payable in full at maturity in October, 2007. The notes are secured by substantially all assets of the Company.

The secured debentures are exchangeable, upon the closing of a Qualified Offering (sale for cash by the Company of senior secured convertible notes at levels defined in the related Term Sheet) for Exchange Securities consisting of Exchange Debentures, Exchange Warrants and Exchange Bonus Warrants. Each secured debenture shall automatically represent the ownership of an Exchange Debenture in the principal amount of the outstanding principal and interest. The Exchange Debentures, at the option of the note holders, may be converted to debentures with the same rights as debentures issued in the Qualified Offering except that they shall be at 75% of the conversion price of the debentures issued in the Qualified Offering. Exchange Warrants will be issued to the holders of the secured debentures in a ratio equal to those issued to the purchasers under the Qualified Offering should the Qualified Offering consist of issuance of securities combined with warrants. Holders shall also receive common stock purchase warrants, Exchange Bonus Warrants, exercisable for five years from the issue date for one share of common stock. Each holder will receive one Exchange Bonus Warrant for each four shares of common stock purchased. Exercise price of the Exchange Bonus Warrants is to be the same as the conversion price of the debentures issued in the Qualified Offering. The fair value of the warrants related to the secured debentures is deemed to be de minimus based on an independent appraisal.

Should the Qualified Offering take place, the maximum shares to be issued as a result of the conversion of the secured debentures and resulting Exchange Warrants and Exchange Bonus Warrants is estimated to be 5,800,000 shares of common stock. This estimate, determined by the Company’s outside counsel, is based on the assumption that the principal of each debenture will equal $.0375 per share on conversion (referring to the initial “Bridge Round” only) and that the valuation of the Qualified Offering will be $10 million. This estimate is also based on the assumption that each debenture issued in the Qualified Offering will be exchangeable for Common Stock and not a combination of securities and warrants. The number of shares of common stock issued to the holders of the convertible notes could vary depending on, among other things, the make-up of the debentures issued in the Qualified Offering, the timing of the Qualified Offering, and the number of warrants exercised by the holders of the convertible notes.

If a Qualified Offering as described above does not occur within six months of the closing date, in October, 2006, the Company will be in default on the notes. Upon default, all principal and interest would be payable on demand and a default interest rate of 18% will take effect, retroactive to the respective note issuance date. It is management’s expectation that the Qualified Offering will take place within six months of the closing date. There can be no assurance given, however, that this offering will take place. The makeup of the debentures to be issued in the Qualified Offering and the quantity of the same will not be finalized until the Qualified Offering takes place.

In the event the Qualified Offering takes place and the warrants discussed above are exercised, the Company is obligated to pay additional fees to the firm that provided the placement services for the convertible notes. The fee will consist of cash equal to ten percent of all amounts received by the Company in connection with the exercise of the warrants.

NOTE 6 - WARRANTS PAYABLE

The Company has an obligation to issue warrants to purchase 400,000 shares of common stock at $.50 per share which it has not yet issued. The warrants are to be issued in exchange for placement services of the convertible notes, which closed in April, 2006. The warrants will become exercisable immediately upon issuance, and will expire 5 years from the date of issuance. The warrants payable have been recorded at an estimated value of zero dollars, based on a valuation prepared by an outside valuation firm as of May 31, 2006.

USTelematics, Inc. (formerly Mobilier, Inc.)
(a development stage company)

Notes to the Financial Statements
For the period from October 7, 2005 (inception) through May 31, 2006

NOTE 7 - NET LOSS PER SHARE

Net loss per share (basic) is calculated by dividing net income by the weighted average number of shares of common stock outstanding during the period from October 7, 2005 (inception) through May 31, 2006. Net loss per share (diluted) is calculated by adjusting outstanding shares, assuming any dilutive effects of options and warrants using the treasury stock method.

The following reconciles the denominators of basic and fully diluted earnings per share:

Denominator - Shares
Basic Weighted-Average Shares	4,725,738
Effect of Dilutive Securities	0
Fully Diluted Weighted-Average Shares	4,725,738

NOTE 8 - SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

The Company paid no cash for interest or income taxes for the period from October 7, 2005 (Inception) through May 31, 2006. The Company had the following non-cash transactions for the period from October 7, 2005 (Inception) through May 31, 2006:

Office and lab equipment exchanged for stock	$2,500
Financing fees paid in exchange for stock	5,000
Financing fees paid out of proceeds from sale of convertible notes	207,204
Expenses paid out of proceeds from sale of convertible notes	1,578
Loan to related party paid out of proceeds from sale of convertible notes	5,000
Prepaid expenses paid out of proceeds from sale of convertible notes	4,218

NOTE 9 - INCOME TAXES

For the period from October 7, 2005 (inception) through May 31, 2006, the provision (benefit) for income taxes consisted of the following components:

Current	$0
Deferred	(62,500)
(62,500)
Adjustment of valuation allowance	62,500
$0

  USTelematics, Inc. (formerly Mobilier, Inc.)
(a development stage company)

Notes to the Financial Statements
For the period from October 7, 2005 (inception) through May 31, 2006

The reconciliation between the U.S. federal statutory income tax rate of 35% and the Company’s effective tax rate is as follows:

Income tax provision at U.S. federal statutory rates	$(51,700)
State income taxes	(10,800)
Adjustment of valuation allowance	62,500
$0

The net deferred tax asset in the accompanying balance sheet includes the following components:

Total long-term deferred tax asset:
Temporary differences related to development stage expenses	$62,500
Deferred tax asset valuation allowance	(62,500)
$0

NOTE 10 - COMMITMENTS

The Company has an employment agreement with its President through April 2009, providing for the payment of $180,000 per annum in compensation, plus health insurance.

The Company has an agreement with a law firm to represent the Company in connection with the filing of SEC Form SB-2 Registration Statement. The agreement provides for the payment of a total of $100,000 to the law firm, of which $20,000 had been paid as of May 31, 2006, with the balance of $80,000 payable at specific points during the process of the filing of the Registration Statement. In addition to the fees, the law firm will be compensated for their services with 50,000 shares of common stock of the Company, which shall be restricted shares to be included on the SB-2. The agreement does not state when the shares are due to be issued to the law firm. However, management believes the shares should be recorded only upon completion of the services.

NOTE 11 - RELATED PARTY TRANSACTIONS

The Company had the following transactions with related parties during the period from October 7, 2005 (Inception) through May 31, 2006:

The employment agreement described in Note 10 is with a shareholder.

The Company occupies office space in a building owned by a minority shareholder of the Company. No rent is being charged on this space.

$10,000 has been paid to a company owned by two shareholders of the Company for product development services not yet performed. The amount is included in the balance sheet in prepaid expenses.

The Company paid $5,000 of legal expenses for a majority shareholder of the Company. The amount is included in the balance sheet in due from related party. The amount is non-interest bearing and is due on demand.

A group of individuals sold the rights in a patent application to the Company in exchange for 8,000,000 shares of the Company on April 6, 2006. This group included the Company’s President. The Company believes that directly and indirectly the group has a substantial interest in the Company stock and, with the Company’s President’s level of authority in the company and his similar position in the majority stockholder, this substantial interest is a controlling interest. The patent was accordingly valued at the predecessor cost of zero rather than its fair market value of $930,000, as determined by an outside valuation firm as of May 31, 2006.

USTelematics, Inc. (formerly Mobilier, Inc.)
(a development stage company)

Notes to the Financial Statements
For the period from October 7, 2005 (inception) through May 31, 2006

NOTE 12 - SUBSEQUENT EVENTS

In June, 2006, the Company changed its name to USTelematics, Inc.

In June, 2006, the Company signed a lease for office space. The lease runs from July 1, 2006 through June 30, 2011 and provides for payment of monthly rent of $5,500 in the first year, increasing to $8,350 in the second year, $8,500 in the third year, and increasing 3% in subsequent years. In addition to the monthly rent, the Company is responsible for real estate taxes and insurance. Also, the Company will transfer 24,000 shares of its common stock to the lessor. The stock is required to have a minimum value of $.50 per share. If the stock value drops below $.50 per share, the Company will compensate the lessor additional shares to reach the same value as $12,000.

The lease also provides for an early cancellation as of June 30, 2009, at the option of the Company. The conditions for the early cancellation are that the Company not be in default, provide written notice to the lessor 6 months prior to June 30, 2009 that they wish to cancel, and vacate the premises by June 30, 2009.

NOTE 13 - IMPACT OF NEW ACCOUNTING STANDARDS RECENT ACCOUNTING PRONOUNCEMENTS

SFAS No. 123 (Revised 2004), Share-Based Payment, issued in December 2004, is a revision of FASB Statement 123, Accounting for Stock-Based Compensation and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. The Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123 (Revised 2004) requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions) with the cost recognized over the period during which an employee is required to provide service in exchange for the award. This statement is effective as of the beginning of the first interim or annual reporting period that begins after December 15, 2005 and the Company will adopt the standard in the first quarter of its fiscal year beginning June 1, 2006. The Company has not determined the impact, if any, that this statement will have on its financial position or results of operations.

On March 29, 2005, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 107 (SAB 107) regarding the Staff’s interpretation of SFAS 123(R). This interpretation expresses the views of the Staff regarding the interaction between SFAS 123(R) and certain SEC rules and regulations and provides the Staff’s views regarding the valuation of share-based payment arrangements by public companies. In particular, this SAB provides guidance related to share-based payment transactions with non-employees, the transition from nonpublic to public entity status, valuation methods, the accounting for certain redeemable financial instruments issued under share-based payment arrangements, the classification of compensation expense, non-GAAP financial measures, first-time adoption of SFAS 123(R) in an interim period, capitalization of compensation cost related to share-based payment arrangements, the accounting for income tax effects of share-based payment arrangements upon adoption of SFAS 123(R), the modification of employee share options prior to adoption of SFAS 123(R) and disclosures in Management’s Discussion and Analysis subsequent to adoption of SFAS 123(R). The Company will adopt SAB 107 in connection with its adoption of SFAS 123(R). The Company has not determined the impact, if any, that this statement will have on its financial position or results of operations.

In May 2005, FASB issued SFAS No. 154, Accounting Changes and Error Corrections, which establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. The statement provides guidance for determining whether retrospective application of a change in accounting principle is impracticable. The statement also addresses the reporting of a correction of an error by restating previously issued financial statements. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 14, 2005. The Company will adopt SFAS No. 154 in the first quarter of its fiscal year beginning June 1, 2006. The Company does not expect adoption of this statement to have a material impact on its financial condition or results of operations.

USTelematics, Inc. (formerly Mobilier, Inc.)
(a development stage company)

Notes to the Financial Statements
For the period from October 7, 2005 (inception) through May 31, 2006

In February 2006, FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments. This standard amends the guidance in SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. Statement 155 allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis. Statement 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company will adopt SFAS in its fiscal year beginning June 1, 2007. The Company has not determined the impact, if any, that this statement will have on its financial position or results of operations.

In March 2006, FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets. This standard amends the guidance in SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. Among other requirements, Statement 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in any of the following situations: (a) a transfer of the servicer’s financial assets that meets the requirements for sale accounting; (b) a transfer of the servicer’s financial assets to a qualifying special-purpose entity in a guaranteed mortgage securitization in which the transferor retains all of the resulting securities and classifies them as either available-for-sale securities or trading securities in accordance with SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities; or (c) an acquisition or assumption of an obligation to service a financial asset that does not relate to financial assets of the servicer or its consolidated affiliates. Statement 156 is effective as of the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company will adopt SFAS in its fiscal year beginning June 1, 2007. The Company has not determined the impact, if any, that this statement will have on its financial position or results of operations.

USTelematics, Inc.
(A Development Stage Company)
Balance Sheet
August 31, 2006
(Unaudited)

Assets

Current Assets
Cash and Cash Equivalents	$676,517
Certificate of Deposit	101,413
Prepaid Expenses	9,051
Employee Expense Advances	1,296
Due from Related Party	5,000

Total Current Assets	793,277

Fixed Assets
Vehicles	32,885
Office, Lab and Warehouse Equipment	10,371
Less Accumulated Depreciation	(1,256)

Total Fixed Assets	42,000

Other Assets

Deferred Financing Fees, net of accumulated amortization of $53,051	159,153
Deposits	20,490
Other Intangible Assets	1,699

Total Other Assets	181,342

Total Assets	$1,016,619

The accompanying notes are an integral part of these condensed financial statements.

USTelematics, Inc.
(A Development Stage Company)
Balance Sheet
August 31, 2006
(Unaudited)

Liabilities

Current Liabilities

Accounts Payable	$15,080
Accrued Expenses	32,618
Accrued Payroll and Taxes	8,886
Accrued Interest	56,389

Total Current Liabilities	112,973
Noncurrent Liabilities - Convertible Notes Payable	1,500,000

Total Liabilities	1,612,973

Stockholders' Equity <Deficit>

Preferred Stock: 10,000,000 shares authorized, no shares issued	-
Common Stock: par value $.0001, 250,000,000 shares authorized
20,024,000 shares issued	2,002
Additional Paid in Capital	17,498
Additional Paid in Capital - Warrants	-
Deficit Accumulated During the Development Stage	(615,854)

Total Stockholders' Deficit
(596,354)

Total Liabilities and Stockholders' Deficit	$1,016,619

The accompanying notes are an integral part of these condensed financial statements.

USTelematics, Inc.
(A Development Stage Company)
Statements of Operations
For the Three Months Ended August 31, 2006 and the Period from October 7, 2005
(Inception) through August 31, 2006
(Unaudited)

	Three Months Ended August 31, 2006	October 7, 2005 (Inception) through August 31, 2006

Sales	$-	$-

Operating Expenses	438,102	568,201

Loss from Operations	(438,102)	(568,201)

Other Income/Expense

Interest Income	7,501	8,736
Interest Expense	(37,500)	(56,389)

Total Other Expense	(29,999)	(47,653)

Net Loss	$(468,101)	$(615,854)

Net Loss Per Share

Basic	$(0.02)	$(0.07)
Fully Diluted	$(0.02)	$(0.07)

Weighted Average Shares (Basic)	20,017,478	9,001,848
Weighted Average Shares (Fully Diluted)	20,017,478	9,001,848

The accompanying notes are an integral part of these condensed financial statements.

USTelematics, Inc.
(A Development Stage Company)
Statements of Cash Flows
For the Three Months Ended August 31, 2006 and the Period from October 7, 2005
(Inception) through August 31, 2006
(Unaudited)

	Three Months Ended August 31, 2006	October 7, 2005 (Inception) through August 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES

Net Loss	$(468,101)	$(615,854)

Noncash Items Included in Net Loss
Depreciation and amortization	36,444	54,307
Expenses paid directly from note closing proceeds	-	1,578
Interest accrued on certificate of deposit	(1,205)	(1,413)

(Increase)/Decrease in Assets
Prepaid Expenses	51,167	7,167
Employee Expense Advances	(1,296)	(1,296)

Increase/(Decrease) in Liabilities
Accounts Payable	14,846	15,080
Accrued Expenses	32,618	32,618
Accrued Payroll and Taxes	2,277	8,886
Accrued Interest	37,500	56,389

Total Adjustments	172,351	173,316

Net Cash Used in Operating Activities	(295,750)	(442,538)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of Certificate of Deposit	-	(100,000)
Purchase of Fixed Assets	(40,756)	(40,756)
Purchase of Deposits	(20,490)	(20,490)
Purchase of Other Intangible Assets	(100)	(1,699)

Net Cash Used in Investing Activities	(61,346)	(162,945)

CASH FLOWS FROM FINANCING ACTIVITIES
Net Proceeds from Sale of Convertible Notes	-	1,282,000

Net Cash Provided by Financing Activities	-	1,282,000

Net (Decrease) Increase in Cash and Cash Equivalents	(357,096)	676,517

Cash and Cash Equivalents, beginning	1,033,613	-

Cash and Cash Equivalents, ending	$676,517	$676,517

The accompanying notes are an integral part of these condensed financial statements.

USTelematics, Inc.
(A Development Stage Company)
Footnotes to Condensed Financial Statements (Unaudited)
August 31, 2006

NOTE 1- SUMMARY OF SELECTED SIGNIFICANT ACCOUNTING POLICIES

A. NATURE OF BUSINESS -UPDATED

The Company has been in the development stage since its inception in October, 2005. It is primarily engaged in the development of its organization, structure and business plans; recruiting qualified advisors, agents and professional counselors for financing and to place securities; transitioning the engineering designs for its mobile DBS antenna technology from prototype state to pre-production state; researching, developing and establishing sources of component supply and manufacturing services; establishing strategic alliances for marketing and distribution; designing an online e-commerce, order-taking platform for marketing and sales to end users and wholesale channels; developing plans for supplementary products, product lines and service delivery; and developing plans for sales support, installation training and technical support.

During the three months ended August 31, 2006, the Company began development of a new line of internet-connected media center PCs for use in automobiles, based on proprietary software that voices email messages to users as they travel down the road.

B. FIXED ASSETS-UPDATED

Fixed assets are recorded at cost. Depreciation is provided for property and equipment using the straight-line method over the following estimated useful lives:

Description	Years
Vehicles	5
Computer Equipment	5
Office, Lab and Warehouse Equipment	7

C. ESTIMATES

Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 - CASH AND CASH EQUIVALENTS

As of August 31, 2006, Cash and Cash Equivalents consisted of the following:

Cash	$69,193
Money Market Funds	607,324
$676,517

USTelematics, Inc.
(A Development Stage Company)
Footnotes to Condensed Financial Statements (Unaudited)
August 31, 2006

NOTE 3 - CONVERTIBLE NOTES

Convertible notes with a face amount of $1,500,000 were issued on April 14 and April 21, 2006 for proceeds, net of expenses and retainers to professionals, of $1,282,000, and bear interest at 10% per annum. The notes and accrued interest are payable in full at maturity in October, 2007. The notes are secured by substantially all assets of the Company.

The secured debentures are exchangeable, upon the closing of a Qualified Offering (sale for cash by the Company of senior secured convertible notes at levels defined in the related Term Sheet) for Exchange Securities consisting of Exchange Debentures, Exchange Warrants and Exchange Bonus Warrants. Each secured debenture shall automatically represent the ownership of an Exchange Debenture in the principal amount of the outstanding principal and interest. The Exchange Debentures, at the option of the note holders, may be converted to debentures with the same rights as debentures issued in the Qualified Offering except that they shall be at 75% of the conversion price of the debentures issued in the Qualified Offering. Exchange Warrants will be issued to the holders of the secured debentures in a ratio equal to those issued to the purchasers under the Qualified Offering should the Qualified Offering consist of issuance of securities combined with warrants. Holders shall also receive common stock purchase warrants, Exchange Bonus Warrants, exercisable for five years from the issue date for one share of common stock. Each holder will receive one Exchange Bonus Warrant for each four shares of common stock purchased. Exercise price of the Exchange Bonus Warrants is to be the same as the conversion price of the debentures issued in the Qualified Offering. The fair value of the warrants related to the secured debentures is deemed to be de minimus based on an independent appraisal.

Should the Qualified Offering take place, the maximum shares to be issued as a result of the conversion of the secured debentures and resulting Exchange Warrants and Exchange Bonus Warrants is estimated to be 5,800,000 shares of common stock. This estimate, determined by the Company’s outside counsel, is based on the assumption that the principal of each debenture will equal $.0375 per share on conversion and that $10 million will be raised in the Qualified Offering. This estimate is also based on the assumption that each debenture issued in the Qualified Offering will be exchangeable for Common Stock and not a combination of securities and warrants. The number of shares of common stock issued to the holders of the convertible notes could vary depending on, among other things, the make-up of the debentures issued in the Qualified Offering, the timing of the Qualified Offering, and the number of warrants exercised by the holders of the convertible notes.

As of November 2, 2006, the Qualified Offering described above had not been completed. Under the terms of the notes, if the Qualified Offering is not completed within six months of the issue dates of the notes (issue dates were April 14, 2006 and April 21, 2006), the Company would be in default on the notes and upon written demand of the note holders, a ll principal and interest would be immediately payable and a default interest rate of 18% would take effect retroactive to the respective note issuance dates. If the violation is not remedied by the next reporting period all principal and interest will become current and payable on demand. Upon default the interest rate increases from 10% to 18%, retroactive to the respective note issuance date. The default interest rate would have resulted in an additional interest accrual and expense of $45,111 totaling $101,500 as of August 31, 2006. No demand has been received and Management expects that the holders of the convertible notes will sign waivers of default upon request.

It is management’s expectation that the Qualified Offering will take place in November 2006. There can be no assurance given, however, that this offering will take place. The makeup of the debentures to be issued in the Qualified Offering and the quantity of the same will not be finalized until the Qualified Offering takes place.

USTelematics, Inc.
(A Development Stage Company)
Footnotes to Condensed Financial Statements (Unaudited)
August 31, 2006

In the event the Qualified Offering takes place and the warrants discussed above are exercised, the Company is obligated to pay additional fees to the firm that provided the placement services for the convertible notes. The fee will consist of cash equal to ten percent of all amounts received by the Company in connection with the exercise of the warrants.

NOTE 4 - LONG-TERM LEASES

In June 2006 the Company entered into a lease agreement to lease its new office and warehouse space under an operating lease that expires in June 2011. The monthly base rent increases 3% each year, and the lessor provided a rent concession of $12,000 in the first year in exchange for 24,000 shares of the Company’s stock. For financial statement purposes, the Company will recognize monthly base rental expense of $8,225, as the Company recognizes rent expense on a straight-line basis over the term of the lease. In addition to the monthly rent, the Company is responsible for real estate taxes and insurance. The lease also provides for an early cancellation as of June 30, 2009, at the option of the Company. The conditions for the early cancellation are that the Company not be in default, provide written notice to the lessor 6 months prior to June 30, 2009 that they wish to cancel, and vacate the premises by June 30, 2009. Future minimum rental payments under the lease described above are as follows:

12 Months Ending August 31,	Amount
2007	$71,700
2008	100,500
2009	102,510
2010	105,586
2011	90,180
$470,476

Total rental expense (including base rent and other amounts due under the lease as described above) charged to operations for the three months ended August 31, 2006 and the period from October 7, 2005 (inception) to August 31, 2006 was $19,917 and $19,917, respectively.

NOTE 5 - NET LOSS PER SHARE

Net loss per share (basic) is calculated by dividing net loss by the weighted average number of shares of common stock outstanding during the three months ended August 31, 2006 and the period from October 7, 2005 (inception) to August 31, 2006. Net loss per share (diluted) is calculated by adjusting outstanding shares, assuming any dilutive effects of options and warrants using the treasury stock method.

USTelematics, Inc.
(A Development Stage Company)
Footnotes to Condensed Financial Statements (Unaudited)
August 31, 2006

The following reconciles the denominators of basic and fully diluted earnings per share:

Denominator - Shares	Three Months Ended August 31, 2006	October 7, 2005 (Inception) through August 31, 2006
Basic Weighted-Average Shares	20,017,478	9,001,848
Effect of Dilutive Securities	0	0
Fully Diluted Weighted-Average Shares	20,017,478	9,001,848

NOTE 6 - SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

The Company had the following non-cash transactions for the three months ended August 31, 2006 and for the period from October 7, 2005 (Inception) to August 31, 2006:

	Three Months Ended August 31, 2006	October 7, 2005 (Inception) through August 31, 2006
Office and lab equipment exchanged for stock		$$2,500
Financing fees paid in exchange for stock		5,000
Financing fees paid out of proceeds from sale of convertible notes		207,204
Expenses paid out of proceeds from sale of convertible notes		1,578
Legal fees for related party paid out of proceeds from sale
of convertible notes		5,000
Prepaid expenses paid out of proceeds from sale of convertible notes		4,218
Rent concession exchanged for stock	12,000	12,000

The Company paid no cash for interest or income taxes for the three months ended August 31, 2006 or for the period from October 7, 2005 (Inception) to August 31, 2006.

NOTE 7 - INCOME TAXES

As of August 31, 2006, the provision (benefit) for income taxes consisted of the following components:

	Three Months Ended August 31, 2006	October 7, 2005 (Inception) through August 31, 2006
Current	$0	$0
Deferred	(198,000)	(260,500)
	(198,000)	(260,500)
Adjustment of valuation allowance	198,000	260,500
	$0	$0

USTelematics, Inc.
(A Development Stage Company)
Footnotes to Condensed Financial Statements (Unaudited)
August 31, 2006

The reconciliation between the U.S. federal statutory income tax rate of 35% and the Company’s effective tax rate is as follows:

	Three Months Ended August 31, 2006	October 7, 2005 (Inception) through August 31, 2006
Income tax provision at U.S. federal statutory rates	$(163,800)	$(215,500)
State income taxes	(34,200)	(45,000)
Adjustment of valuation allowance	198,000	260,500
	$0	$0

The net deferred tax asset in the accompanying balance sheet includes the following components:

Total long-term deferred tax asset:
Temporary differences related to development stage expenses	$260,500
Deferred tax asset valuation allowance	(260,500)
$0

NOTE 8 - COMMITMENTS

The Company has an agreement with a law firm to represent the Company in connection with the filing of SEC Form SB-2 Registration Statement. The agreement provides for the payment of a total of $100,000 to the law firm, of which $50,000 had been paid as of August 31, 2006, with the balance of $50,000 payable at specific points during the process of the filing of the Registration Statement. In addition to the fees, the law firm will be compensated for their services with 50,000 shares of common stock of the Company, which shall be restricted shares to be included on the SB-2. The agreement does not state when the shares are due to be issued to the law firm. However, management believes the shares should be recorded only upon completion of the services.

NOTE 9 - RELATED PARTY TRANSACTIONS

The Company had the following transactions with related parties during the three months ended August 31, 2006 and the period from October 7, 2005 (Inception) through August 31, 2006:

In April, 2006, $5,000 was paid out of the proceeds from the closing of the sale of the convertible notes, to the Company’s attorney. This amount satisfied an old legal bill that was owed by a majority shareholder of the Company to the Company’s attorney. As of August 31, 2006, this amount is included in the balance sheet in due from related party. The amount is non-interest bearing and is due on demand.

In June, 2006, the Company purchased two used vehicles for a total cost of $32,885 from a company partially owned by two shareholders of the Company. The cost of both of the vehicles included fully functional mobile satellite antenna prototypes and other modifications to facilitate demonstrations of USTelematics’ products to the news media and prospective investors.

USTelematics, Inc.
(A Development Stage Company)
Footnotes to Condensed Financial Statements (Unaudited)
August 31, 2006

Amounts paid to a company owned by a minority shareholder of the Company for product development and other labor services totaled $11,906 and $21,906 for the three months ended August 31, 2006 and the period from October 7, 2005 (Inception) through August 31, 2006, respectively.

Amounts paid to a minority shareholder of the Company for engineering services totaled $6,475 and $11,475 for the three months ended August 31, 2006 and the period from October 7, 2005 (Inception) through August 31, 2006, respectively.

NOTE 10 - IMPACT OF NEW ACCOUNTING STANDARDS RECENT ACCOUNTING PRONOUNCEMENTS

In September 2006, FASB issued SFAS No. 157, Fair Value Measurements. This standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, SFAS No. 157 does not require any new fair value measurements. However, for some entities, the application of SFAS 157 will change current practice. Statement 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company will adopt SFAS 157 in its fiscal year beginning June 1, 2008. The Company has not determined the impact, if any, that this statement will have on its financial position or results of operations.

In June 2006, FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109. This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Interpretation No. 48 is effective for fiscal years beginning after December 15, 2006. The Company will adopt Interpretation No. 48 in its fiscal year beginning June 1, 2007. The Company has not determined the impact, if any, that this interpretation will have on its financial position or results of operations.

PART III

ITEM 1. INDEX TO EXHIBITS.

Exhibit
Number	Description
3.1	Certificate of Incorporation*

3.1(a)	Amendment to the Certificate of Incorporation*

3.2	By-Laws*

4.1	Form of Secured Debenture*

10.1	Employment Agreement dated April 11, 2006 between the Company and Howard Leventhal*

10.2	Securities Purchase Agreement dated as of April 14, 2006 among the Company and the purchasers identified on the signature page thereto*

10.3	Security Agreement dated as of April 14, 2006 by and between the Company and Axiom Capital Management Inc. as collateral agent*

10.4	Lease Agreement dated June 12, 2006 by and between the Company and Giovanni Gullo and Maria Gullo Family Limited Partnership*

10.5	Sub-Agent Agreement dated August 14, 2006 between Trio Teknologies and the Company*

10.6	Form of Exclusive Plus One Authorized Agency Agreement between the Company and Verizon Wireless*

10.7	Distributor Retailer Agreement dated June 30, 2006 by and between EchoStar Satellite L.L.C. and the Company*

10.8	Form of Assignment of Patent Application*

* Previously filed.

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 11, 2006	USTELEMATICS, INC.

	By:	/s/ Howard Leventhal
Howard Leventhal, President